Fiduciary/Claymore MLP Opportunity Fund
2455 Corporate West Drive
Lisle, Illinois 60532

June 18, 2013

Kimberly A. Browning
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Fiduciary/Claymore MLP Opportunity Fund – Registration Statement on Form N-2 (File Nos. 333- 188687 and 811-21652)

Dear Ms. Browning:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fiduciary/Claymore MLP Opportunity Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement, filed May 17, 2013, so that it may become effective at 1:00 p.m., Eastern time, on Wednesday, June 19, 2013, or as soon as practical thereafter.

Sincerely,

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

By:         /s/ Mark E. Mathiasen
              Mark E. Mathiasen
              Secretary